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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-A/A
Amendment No. 1

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

Dynegy Inc.
(Exact name of registrant as specified in its charter)

   Delaware                                                                                                       20-5653152
(State of incorporation or organization)                                                                                                           (I.R.S. Employer Identification No.)

1000 Louisiana, Suite 5800
Houston, Texas 77002
(Address of principal executive offices) (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class                                                  Name of each exchange on
to be so registered                                                        which each class is to be registered
Common Stock, par value $0.01 per share                                          New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates:  Not applicable

Securities to be registered pursuant to Section 12(g) of the Act:  None

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Item 1.  Description of Registrant's Securities to be Registered.

This Amendment No. 1 to Form 8-A is being filed by Dynegy Inc. (the “Company”) for the purpose of amending and restating in its entirety the description of the Company’s capital stock set forth in the original Form 8-A filed on May 3, 2007, as a result of the approval and filing of the Company’s Second Amended and Restated Certificate of Incorporation (“Charter”), which provides for a 1-for-5 reverse stock split and elimination of the Company’s Class B common stock.  The following summarizes some, but not all, of the terms of the Company’s capital stock. The following discussion is not meant to be complete and is qualified by reference to the Company’s Charter and the Company’s Amended and Restated Bylaws (“Bylaws”), each of which may be further amended from time to time.

Authorized Capital Stock

The authorized capital stock of the Company consists of:

•	420 million shares of Common Stock, $0.01 par value per share (“Common Stock”); and
•	20 million shares of preferred stock, $0.01 par value per share (“Preferred Stock”).

Common Stock

Voting

Holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders. Holders of Common Stock will not be entitled to cumulative voting. A majority of the outstanding shares entitled to vote on a matter, represented in person or by proxy, will constitute a quorum for consideration of the matter at any meeting of stockholders. If a quorum is present, the affirmative vote of the majority of shares represented at the meeting and entitled to vote on a matter will be the act of the stockholders, unless the vote of a greater number or voting by classes is required by Delaware General Corporation Law, the Company’s Charter or Bylaws and except for the election of the directors of the Company for which the affirmative vote of a plurality of the shares of Common Stock represented at the meeting and entitled to vote will be required, subject to the Company’s majority voting policy.

The voting rights of any holders of Common Stock will be subject to the voting rights of holders of any series of Preferred Stock that may be issued from time to time.

Dividends; Liquidation

Subject to the preferences of any Preferred Stock, holders of Common Stock have rights to dividends out of funds legally available for that purpose, when and if dividends are declared by the board of directors. Holders of Common Stock are entitled to share equally on a per share basis in all of the Company’s assets available for distribution to holders of shares of Common Stock upon the Company’s liquidation or dissolution or the winding up of the Company’s affairs, after payment of the Company’s liabilities and any amounts to holders of Preferred Stock.

Additional Rights

The rights and preferences of holders of Common Stock are subject to the rights of any series of Preferred Stock that the Company may issue.

Transfer Agent

BNY Mellon Shareholder Services is the transfer agent and registrar for the Company’s Common Stock.

Preferred Stock

By resolution of the board of directors, the Company may, without any further vote by its stockholders, authorize and issue an aggregate of 20 million shares of Preferred Stock. The Preferred Stock may be issued in one or more series. With respect to each series, the board may determine the designation and the number of shares, voting rights, preferences, limitations and special rights, including any dividend rights, conversion rights, redemption rights and liquidation preferences. Because of the rights that may be granted, the issuance of Preferred Stock may delay or prevent a change of control.

NYSE Listing of the Company’s Common Stock

The Company’s Common Stock is listed on The New York Stock Exchange under the symbol “DYN.”

Item 2.  Exhibits.

Under the Instructions as to Exhibits with respect to Form 8-A, no exhibits are required to be filed because no other securities of the Company are registered on The New York Stock Exchange and the securities registered hereby are not being registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities and Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

DYNEGY INC.

By:           /s/ Bruce A. Williamson
Bruce A. Williamson
Chairman of the Board, President and
Chief Executive Officer

Date: May 25, 2010